SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                  TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(A)



                                EQUITY ONE, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of class of securities)


                                    294752100
--------------------------------------------------------------------------------
                                 (CUSIP number)


                          1696 N.E. MIAMI GARDENS DRIVE
                        NORTH MIAMI BEACH, FLORIDA 33179
                                 (305) 947-1664
--------------------------------------------------------------------------------
                  (Name, address and telephone Number of Person
                Authorized to Receive Notices and Communications)


                               SEPTEMBER 21, 2001
--------------------------------------------------------------------------------
             (Date of event which requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [X].

-------------------------                           ---------------------------
CUSIP NO.    294752100        SCHEDULE 13D                    PAGE 2 OF 18 PAGES
-------------------------                           ---------------------------


--------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               CHAIM KATZMAN
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS

                WC
--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)
                                                                            [ ]
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

                ISRAEL AND THE UNITED STATES
--------------------------------------------------------------------------------
            NUMBER OF                 7    SOLE VOTING POWER             659,249
              SHARES
           BENEFICIALLY             --------------------------------------------
             OWNED BY                 8    SHARED VOTING POWER        19,355,452
               EACH
            REPORTING               --------------------------------------------
           PERSON WITH                9    SOLE DISPOSITIVE POWER        659,249

                                    --------------------------------------------
                                     10    SHARED DISPOSITIVE POWER   19,355,452

--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             20,014,701
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                      [ ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              69.3%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON

              IN
--------------------------------------------------------------------------------

-------------------------                           ---------------------------
CUSIP NO.    294752100        SCHEDULE 13D                    PAGE 3 OF 18 PAGES
-------------------------                           ---------------------------


--------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               M.G.N. (USA), INC.
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS

                SC, WC
--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)
                                                                            [ ]
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

                NEVADA
--------------------------------------------------------------------------------
            NUMBER OF                 7    SOLE VOTING POWER           4,396,789
              SHARES
           BENEFICIALLY             --------------------------------------------
             OWNED BY                 8    SHARED VOTING POWER                 0
               EACH
            REPORTING               --------------------------------------------
           PERSON WITH                9    SOLE DISPOSITIVE POWER      4,396,789

                                    --------------------------------------------
                                     10    SHARED DISPOSITIVE POWER            0

--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              4,396,789
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                      [ ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              15.2%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON

              CO
--------------------------------------------------------------------------------

-------------------------                           ---------------------------
CUSIP NO.    294752100        SCHEDULE 13D                    PAGE 4 OF 18 PAGES
-------------------------                           ---------------------------


--------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               GAZIT (1995), INC.
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS

                OO, WC
--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)
                                                                            [ ]
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

                NEVADA
--------------------------------------------------------------------------------
            NUMBER OF                 7    SOLE VOTING POWER           3,274,749
              SHARES
           BENEFICIALLY             --------------------------------------------
             OWNED BY                 8    SHARED VOTING POWER                 0
               EACH
            REPORTING               --------------------------------------------
           PERSON WITH                9    SOLE DISPOSITIVE POWER      3,274,749

                                    --------------------------------------------
                                     10    SHARED DISPOSITIVE POWER            0

--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,274,749
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                      [ ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              11.4%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON

              CO
--------------------------------------------------------------------------------

-------------------------                           ---------------------------
CUSIP NO.    294752100        SCHEDULE 13D                    PAGE 5 OF 18 PAGES
-------------------------                           ---------------------------


--------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               GAZIT-GLOBE (1982) LTD.
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS

                WC
--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)
                                                                            [ ]
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

                ISREAL
--------------------------------------------------------------------------------
            NUMBER OF                 7    SOLE VOTING POWER           1,118,818
              SHARES
           BENEFICIALLY             --------------------------------------------
             OWNED BY                 8    SHARED VOTING POWER        18,171,538
               EACH
            REPORTING               --------------------------------------------
           PERSON WITH                9    SOLE DISPOSITIVE POWER      1,118,818

                                    --------------------------------------------
                                     10    SHARED DISPOSITIVE POWER   18,171,538

--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              19,290,356
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                      [ ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              66.8%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON

              CO
--------------------------------------------------------------------------------

-------------------------                           ---------------------------
CUSIP NO.    294752100        SCHEDULE 13D                    PAGE 6 OF 18 PAGES
-------------------------                           ---------------------------


--------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               SILVER MAPLE (2001), INC.
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS

                00
--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)
                                                                            [ ]
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

                NEVADA
--------------------------------------------------------------------------------
            NUMBER OF                 7    SOLE VOTING POWER           5,250,000
              SHARES
           BENEFICIALLY             --------------------------------------------
             OWNED BY                 8    SHARED VOTING POWER                 0
               EACH
            REPORTING               --------------------------------------------
           PERSON WITH                9    SOLE DISPOSITIVE POWER      5,250,000

                                    --------------------------------------------
                                     10    SHARED DISPOSITIVE POWER            0

--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              5,250,000
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                      [ ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              18.2%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON

              CO
--------------------------------------------------------------------------------

-------------------------                           ---------------------------
CUSIP NO.    294752100        SCHEDULE 13D                    PAGE 7 OF 18 PAGES
-------------------------                           ---------------------------


--------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               FICUS, INC.
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS

                OO
--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)
                                                                            [ ]
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

                MARYLAND
--------------------------------------------------------------------------------
            NUMBER OF                 7    SOLE VOTING POWER           5,250,000
              SHARES
           BENEFICIALLY             --------------------------------------------
             OWNED BY                 8    SHARED VOTING POWER                 0
               EACH
            REPORTING               --------------------------------------------
           PERSON WITH                9    SOLE DISPOSITIVE POWER      5,250,000

                                    --------------------------------------------
                                     10    SHARED DISPOSITIVE POWER            0

--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              5,250,000
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                      [ ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              18.2%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON

              CO
--------------------------------------------------------------------------------

                                EQUITY ONE, INC.

                                  SCHEDULE 13D


ITEM 1.           SECURITY AND ISSUER.

         This Schedule 13D (this "Schedule 13D") relates to the common stock, $0.01 par value per share ("Common Stock"), of Equity One, Inc., a Maryland corporation (the "Issuer"), which has its principal executive offices at 1696 N.E. Miami Gardens Drive, North Miami Beach, Florida 33179.

ITEM 2.           IDENTITY AND BACKGROUND.

         (a) This statement represents the joint filing of Chaim Katzman, MGN
(USA), Inc. ("MGN"), Gazit (1995), Inc. ("Gazit"), Gazit-Globe (1982), Ltd. ("Gazit-Globe"), Silver Maple (2001), Inc. ("Silver Maple") and Ficus, Inc. ("Ficus") (collectively the "Group").

         (b) The address of each member of the Group are as follows:

       Chaim Katzman                       c/o Equity One, Inc.
                                           1696 N.E. Miami Gardens Drive
                                           North Miami Beach, Florida  33179

       M.G.N. (USA), Inc.                  c/o Equity One, Inc.
                                           1696 N.E. Miami Gardens Drive
                                           North Miami Beach, Florida  33179

       Gazit (1995), Inc.                  c/o Equity One, Inc.
                                           1696 N.E. Miami Gardens Drive
                                           North Miami Beach, Florida  33179

       Gazit-Globe (1982), Ltd.            1 Derech Hashalom
                                           Tel Aviv, Israel  67892

       Silver Maple (2001), Inc.           c/o Equity One, Inc.
                                           1696 N.E. Miami Gardens Drive
                                           North Miami Beach, Florida  33179

       Ficus, Inc.                         c/o Equity One, Inc.
                                           1696 N.E. Miami Gardens Drive
                                           North Miami Beach, Florida  33179





                               Page 8 of 18 Pages

         (c) The occupations of Chaim Katzman and the principal business of the other members of the Group are as follows:

          Chaim Katzman                     1.  Chairman of the Board and Chief
                                            Executive Officer of Equity One,
                                            Inc.* 1696 N.E. Miami Gardens Drive
                                            North Miami Beach, Florida  33179

                                            2. Chairman of the Board of
                                            Gazit-Globe (1982), Ltd.

          M.G.N. (USA), Inc.                MGN is engaged in the business of
                                            acquiring, renovating, developing
                                            and managing real estate projects,
                                            both directly and indirectly.

          Gazit (1995), Inc.                Gazit is engaged in the business of
                                            acquiring, renovating, developing
                                            and managing real estate projects,
                                            both directly and indirectly.

          Gazit-Globe (1982), Ltd.          Gazit-Globe is engaged in the
                                            business of acquiring, renovating,
                                            developing and managing real estate
                                            projects, both directly and
                                            indirectly.

          Silver Maple (2001), Inc.         Silver Maple is engaged in the
                                            business of acquiring, renovating,
                                            developing and managing real estate
                                            projects, both directly and
                                            indirectly.

          Ficus, Inc.                       Ficus is engaged in the business of
                                            acquiring, renovating, developing
                                            and managing real estate projects,
                                            both directly and indirectly.


* Equity one is a self-administered, self-managed real estate investment trust, or a REIT, and its the principal business is acquiring, renovating, developing and managing community and neighborhood shopping centers.

         (d) None of the members of the Group have, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the members of the Group have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of


                               Page 9 of 18 Pages
which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The citizenship of Chaim Katzman and the state or country of organization of the other members of the Group are as follows:

         Chaim Katzman                             Israel and the United States

         M.G.N. (USA), Inc.                        Nevada

         Gazit (1995), Inc.                        Nevada

         Gazit-Globe (1982), Ltd.                  Israel

         Silver Maple (2001), Inc.                 Nevada

         Ficus, Inc.                               Maryland

ITEM 3.           SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

         From 1992 through the initial public offering of the Common Stock of the Issuer in May 1998, the Group acquired an aggregate of 5,882,692 shares of Common Stock of the Issuer at prices ranging from $5.00 to $12.375 per share. From May 1998 until December 1999, the Group acquired an aggregate of 2,058,688 shares of Common Stock of the Issuer at prices ranging from $8.00 to $10.8125 per share. In 2000, the Group acquired an aggregate of 658,110 shares of Common Stock of the Issuer at prices ranging from $9.00 to $10.06 per share. Finally, from January 1, 2001 through September 19, 2001, the Group acquired an aggregate of 361,994 shares of Common Stock of the Issuer at prices ranging from $9.38 to $10.00 per share.

         In each of the foregoing cases, the shares of Common Stock were purchased through private transactions, open market purchases, the Issuer's dividend reinvestment plan and through the exercise of options and warrants acquired by the Group member prior to the initial public offering. In addition, the shares of Common Stock were purchased either through the use of private funds or from working capital of the respective members of the Group.

         On September 20, 2001, pursuant to the Stock Exchange Agreement dated as of May 18, 2001 among the Issuer, First Capital Realty Inc. (formerly Centrefund Realty Corporation), an Ontario corporation ("First Capital") and First Capital America Holding Corp., an Ontario corporation, Silver Maple and Ficus, two wholly-owned subsidiaries of First Capital, each became the beneficial owner of an aggregate of 5,250,000 shares of Common Stock of the Issuer in exchange for the transfer to the Issuer of all the shares of common stock of Centrefund Realty (U.S.) Corporation.

         On September 21, 2001, in connection with the consummation of the mergers described in that certain Amended and Restated Merger Agreement dated as of June 29, 2001 among the Issuer, United Investors Realty Trust, a Texas real estate investment trust ("UIRT"), and UIRT Holding Corp., a Maryland corporation, MGN received 553,217 shares of Common Stock of the Issuer in exchange for its 80,370 common shares of beneficial interest of UIRT.

                              Page 10 of 18 Pages

ITEM 4.           PURPOSE OF TRANSACTION.

         The purpose of the acquisition of the shares of the Common Stock by each member of the Group was for investment. No member of the Group currently has any plans or proposals which relate to or would result in:

                  (a) the acquisition or disposition by any member of the Group of additional securities of the Issuer; PROVIDED, HOWEVER, that each member of the Group reserves the right to acquire additional securities of the Issuer for investment purposes or to dispose of securities of the Issuer at any time;

                  (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

                  (c) a sale or transfer or a material amount of assets of the Issuer or any of its subsidiaries;

                  (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

                  (e) any material change in the present capitalization or dividend policy of the Issuer;

                  (f) any material change in the Issuer's present business or corporate structure;

                  (g) changes in the Issuer's present charter, bylaws or similar instruments, or such other actions which may impede the acquisition of control of the Issuer by any person;

                  (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
                           Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

                  (j)      any action similar to those enumerated above.

                  Each member of the Group may, from to time, review or reconsider his or its position and formulate plans or proposals with respect to items (a) through (j) above, but have no present intention of doing so.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of September 21, 2001, the approximate aggregate percentage of Common Stock of the Issuer reported beneficially owned by each member of the Group is based on 28,863,119 shares outstanding. As of the date hereof:



                              Page 11 of 18 Pages

                  (i) Chaim Katzman beneficially owns, or may be deemed to exercised control or direction over, 20,014,701 shares of Common Stock, which represents 69.3% of the outstanding shares of the Common Stock of the Issuer as of the date hereof. This number includes (A) 4,396,789 shares of Common Stock owned by MGN, (B) 3,274,749 shares of Common Stock owned by Gazit, (C) 1,118,818 shares of Common Stock owned by Gazit-Globe, (D) 5,250,000 shares of Common Stock owned by Silver Maple, (E) 5,250,000 shares of Common Stock owned by Ficus, (F) 659,249 shares of Common Stock owned directly by Mr. Katzman, (G) 36,000 shares of Common Stock owned by Mr. Katzman as custodian for his children and (H) 29,096 shares of Common Stock owned by Mr. Katzman's wife as custodian for their children.

                  (ii) MGN beneficially owns 4,396,789 shares of Common Stock, which represents 15.2% of the outstanding shares of the Common Stock of the Issuer as of the date hereof;

                  (iii) Gazit beneficially owns 3,274,749 shares of Common Stock, which represents 11.3% of the outstanding shares of the Common Stock of the Issuer as of the date hereof;

                  (iv) Gazit-Globe beneficially owns 19,290,356 shares of Common Stock, which represents 66.8% of the outstanding shares of the Common Stock of the Issuer as of the date hereof. This number includes (A) 4,396,789 shares of Common Stock owned by MGN, a wholly-owned subsidiary of Gazit-Globe, (B) 3,274,749 shares of Common Stock owned by Gazit, a wholly-owned subsidiary of Gazit-Globe, (C) 5,250,000 shares of Common stock owned by Silver Maple, which is indirectly controlled by Gazit-Globe, (D) 5,250,000 shares of Common Stock owned by Ficus, which is indirectly controlled by Gazit-Globe and (E) 1,118,818 shares of Common stock owned by directly by Gazit-Globe;

                  (v) Silver Maple beneficially owns 5,250,000 shares of Common Stock, which represents 18.2% of the outstanding shares of the Common Stock of the Issuer as of the date hereof; and

                  (vi) Ficus beneficially owns 5,250,000 shares of Common Stock, which represents 18.2% of the outstanding shares of the Common Stock of the Issuer as of the date hereof.

         (b) For information regarding shared versus sole voting and disposition powers of each of each member of the Group, see Items 7, 8, 9, and 10 on each of the cover pages. The shared voting and disposition power of Mr. Katzman includes
(i) 4,396,789 shares of Common Stock owned by MGN, (ii) 3,274,749 shares of Common Stock owned by Gazit, (iii) 1,118,818 shares of Common Stock owned by Gazit-Globe, (iv) 5,250,000 shares of Common Stock owned by Silver Maple, (v) 5,250,000 shares of Common Stock owned by Ficus, and (vi) 2,909 shares of Common Stock owned by Mr. Katzman's wife as custodian for their children. Mr. Katzman is the President of MGN, Gazit, Silver Maple and Ficus, and is the Chairman of the Board of Gazit-Globe. The shared voting and disposition power of Gazit-Globe includes (w) 4,396,789 shares of Common Stock owned by MGN, a wholly-owned subsidiary of Gazit-Globe, (x) 3,274,749 shares of Common Stock owned by Gazit, a wholly-owned subsidiary of Gazit-Globe, (y) 5,250,000 shares of Common Stock owned by Silver Maple, which is indirectly


                              Page 12 of 18 Pages
controlled by Gazit-Globe and (z) 5,250,000 shares of Common Stock owned by Ficus, which is indirectly controlled by Gazit-Globe.

         (c) Not applicable

         (d) The shares of Common Stock of the Issuer held by the members of the Group are pledged as security for loans made to individual members of the Group. Pursuant to the promissory notes and other credit documents governing those loans, the respective creditors have the right, upon an event of default, to receive the dividends from the pledged Common Stock of the Issuer. Otherwise, no other person, except those persons identified in this Schedule 13D, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported in this Schedule 13D.

         (e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the members of the Group, or between any member of the Group and another person, with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except for that certain Stockholders Agreement dated as of October 4, 2000 (the "Stockholders Agreement") among the Issuer, Alony Hetz Properties & Investments, Ltd., an Israeli corporation ("AHPI"), Gazit-Globe, MGN and Gazit (the "Gazit-Globe Group").

         Pursuant to the terms of a Stockholders Agreement AHPI has a right to designate two directors to the Issuer's Board of Directors no later than the earlier of (i) the initial closing date, as defined in the Stockholders Agreement, or (ii) the first meeting of the Issuer's Board of Directors to take place after the execution of the Subscription Agreement dated as of October 4, 2000. Each member of the Gazit-Globe Group agreed, during the term of the Stockholders Agreement, to vote all of its voting securities of the Issuer and to take all other necessary actions within its control so that designees of AHPI are elected to the Board of Directors of the Issuer pursuant to the following conditions: (i) if AHPI owns at least 2,300,000 shares of the Issuer as of December 31, 2001 and 2,950,000 shares as of December 31, 2002, and all the shares held by AHPI (directly or indirectly) represent at least 20% of the aggregate number of shares held (directly or indirectly) by AHPI and the Gazit-Globe Group, and such aggregate amount represents not less than 50% of the total outstanding voting capital stock of the Issuer, AHPI may designate the greater of two nominees and such number of nominees as will constitute 20% of the Board of Directors of the Issuer to the Board of Directors; (ii) if certain conditions are not met at any time after each applicable date, and such failure is not remedied within 60 days of the date upon which the condition is no longer met (the "Cure Period"), but AHPI owns (directly or indirectly) the greater of
(A) 5% of the Issuer's total outstanding voting capital stock on a fully-diluted basis, and (B) 1,000,000 shares, AHPI will then become entitled to only designate one nominee to the Board of Directors of the Issuer and will promptly cause one of its directors to submit its resignation to the Issuer. To the extent AHPI loses the right to designate a director by failing to meet the ownership requirements set forth above (and not remedying the same within the Cure Period), AHPI will irrevocably lose the right to designate a


                              Page 13 of 18 Pages
director for such position notwithstanding its later acquiring a sufficient interest to meet the ownership requirements. To the extent AHPI has the right to designate two directors pursuant to the above conditions, at least one such person will be a resident or citizen of the United States and not an affiliate of AHPI, the Gazit Group or the Issuer.

         The parties further agreed that for any period during which AHPI owns beneficially and/or of record, 20% or more of the outstanding shares of the Common Stock of the Issuer and the Gazit-Globe Group holds a majority interest in the Issuer, AHPI may not, without the prior written consent of the Issuer's Board of Directors: (i) directly or indirectly seek, or permit any person over whom or which AHPI has control (a "Controlled Person") to seek or encourage or assist any associate, partner or affiliate of AHPI to seek representation on the Board of Directors of the Issuer or otherwise seek to participate in or influence the Issuer's management, management decisions, operating policies, or governing corporate instruments; (ii) instigate or join in any attempt to change the Issuer's management, management decisions, operating policies, governing corporate instruments or conduct of its business and affairs; (iii) solicit or permit any Controlled Person to solicit, or encourage or assist any associate, partner or affiliate of AHPI to solicit proxies with respect to any shares of Common Stock or other securities of the Issuer entitled to vote generally for the election of directors or otherwise ("Voting Securities") under any circumstance, or become a "participant," or permit any Controlled Person, or encourage or assist any associate, partner or affiliate of AHPI to become a "participant," in any "election contest" relating to the election of directors of the Issuer, changes in governing corporate instruments or otherwise (as such terms are used in Rule 14a-11 of Regulation 14A under the Securities Act of 1933, as amended); (iv) deposit, or permit any Controlled Person, or encourage or assist any associate, partner or affiliate of AHPI to deposit, any Voting Securities in a voting trust or similar arrangement, or subject or permit any Controlled Person, or encourage or assist any associate, partner or affiliate of AHPI to subject any Voting Securities to a voting or similar agreement; (v) take any action alone or in concert with any other person to acquire or affect the control of the Issuer or, directly or indirectly, participate in, or encourage the formation of, any group seeking to obtain or take control of the Issuer; or
(vi) directly or indirectly seek to influence any of the Issuer's contractual relationships, whether orally, in writing or otherwise (including, without limitation, the Issuer's contractual relationships with its auditors, its investment bankers and its lenders).

         AHPI is also subject to certain drag along rights in the event the Gazit-Globe Group intends to sell all of its shares of the Issuer in a bona fide arm's length transaction with a third party, other than an open-market transaction, at a price per share equal to or greater than $16.3125 (subject to certain adjustments), provided that at such time the ownership interest of the Gazit-Globe Group in the Issuer will be equal to or greater than the ownership interest of AHPI and subject to the satisfaction of the following conditions:
(i) upon the consummation of the proposed sale, AHPI will receive for each of its shares being sold the same form of consideration and the same amount of consideration as the Gazit-Globe Group receives for each of their shares being sold and (ii) if AHPI holds any unexpired and unexercised warrants, it shall be given an opportunity to either (A) exercise the warrants prior to the consummation of the proposed sale or (B) receive in exchange for such rights consideration equal to the amount determined by multiplying (1) the same amount of consideration per share received by holders of the Common Stock in connection with the proposed sale less the exercise price per share payable for the exercise of the warrants by (2) the number of shares of Common Stock to which AHPI is entitled upon exercise of such warrants. In addition, if any member (the "Selling Stockholder") of the Gazit-Globe Group proposes to sell, other than



                              Page 14 of 18 Pages
pursuant to an open-market transaction or a de minimis transaction (involving less than 2% of the Issuer's outstanding stock), any of its shares of Common Stock, AHPI has a tag along right to participate in such sale to a third party, on a pro-rata basis based upon the percentage of the shares of the Gazit-Globe Group offered to be sold, upon the purchase by the proposed transferee of any shares of Common Stock owned by the Selling Stockholder and for the same per share consideration. The drag along rights and the tag along rights granted to AHPI are set forth in greater detail in Section 1 and 2, respectively of the Stockholders Agreement listed as Exhibit 1 hereto.





































                              Page 15 of 18 Pages

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 Stockholders Agreement dated October 4, 2001 among Equity One, Inc., a Maryland corporation, Alony Hetz Properties & Investments, Ltd., an Israeli corporation, Gazit-Globe (1982) Ltd., an Israeli corporation, Gazit (1995), Inc., a Nevada corporation and M.G.N. (USA), Inc., a Nevada corporation (incorporated by reference to Exhibit 4 of the Schedule 13D of Equity One, Inc. as filed with the Commission on October 19, 2000 (Commission File
                           Number: 005-54975)).































                              Page 16 of 18 Pages

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 9, 2001				/s/ Chaim Katzman
                                        --------------------------------------
                                        Chaim Katzman




                                        M.G.N. (USA), Inc.



                                        By:/s/ Chaim Katzman
                                           -------------------------------------
                                           Chaim Katzman
                                           President



                                        GAZIT (1995), INC.



                                        By:/s/ Chaim Katzman
                                           -------------------------------------
                                           Chaim Katzman
                                           President



                                        GAZIT-GLOBE (1982), LTD.



                                        By:/s/ Chaim Katzman
                                           -------------------------------------
                                           Chaim Katzman
                                           Chairman of the Board














                              Page 17 of 18 Pages

                                        SILVER MAPLE (2001), INC.



                                        By:/s/ Chaim Katzman
                                           -------------------------------------
                                           Chaim Katzman
                                           President



                                        FICUS, INC.



                                        By:/s/ Chaim Katzman
                                           -------------------------------------
                                           Chaim Katzman
                                           President























                              Page 18 of 18 Pages